SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              URANIUM ENERGY CORP.
                              ____________________
                                (Name of Issuer)


                        Common Stock -- par value $0.001
                        ________________________________
                         (Title of Class of Securities)


                                   0001334933
                                 ______________
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

__________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

______________________                                         _________________

CUSIP No.   0001334933                                         Page 2 of 5 Pages
______________________                                         _________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:           Alan Lindsay
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS                     Stock Option Plan
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
________________________________________________________________________________

                            7     SOLE VOTING POWER
                                  1,906,287  shares  of  Common  Stock,   (post-
                                  forward  split on a 1.5 new for 1.0 old basis)
                                  of which 600,000 are stock options exercisable
                                  for 600,000 shares of Common Stock.
        NUMBER OF           ____________________________________________________
          SHARES            8     SHARED VOTING POWER
       BENEFICIALLY               174,500  shares of  Common Stock (post-forward
         OWNED BY                 split)  which  are  held  of  record  by   Mr.
           EACH                   Lindsay's wife.
     REPORTING PERSON       ____________________________________________________
           WITH             9     SOLE DISPOSITIVE POWER
                                  1,906,287   shares  of  Common   Stock  (post-
                                  forward  split on a 1.5 new for 1.0 old basis)
                                  of which 600,000 are stock options exercisable
                                  for 600,000 shares of Common Stock.
                            ____________________________________________________
                            10    SHARED DISPOSITIVE POWER
                                  174,500  shares of Common Stock  (post-forward
                                  split)   which  are  held  of  record  by  Mr.
                                  Lindsay's wife.
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,080,787 Shares of Common Stock (which represent the Reporting Person's entire direct and indirect holdings as reflected on a post-forward split basis pursuant to the Issuer's forward split, on a 1.5 new share for 1.0 old share basis, which was completed by the Issuer on December 20,
        2005), of which 600,000 are stock options exercisable into 600,000 shares of Common Stock and of which 174,500 shares are held of record by Mr. Lindsay's wife.
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.05%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON            IND
________________________________________________________________________________

     This amended Schedule 13D statement (the "Schedule") is filed on behalf of Alan P. Lindsay, an individual (Mr. "Lindsay"), as the reporting person hereunder, relative to the acquisition by Mr. Lindsay of certain shares of common stock issued by Uranium Energy Corp. Mr. Lindsay has made previous filings on Schedule 13D relating to this acquisition and the Issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation ("Uranium Energy"). Uranium Energy maintains its principal executive offices at Austin Centre, 701 Brazos, Suite 500 PMB#, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Alan P. Lindsay, an individual and citizen of Canada. The business address of Mr. Lindsay is 2701 - 1500 Hornby Street, Vancouver, British Columbia, Canada V6Z 2R1.

     Pursuant to General Instruction C of Schedule 13D, Mr. Lindsay (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

________________________________________________________________________________

    Name                     Position with                    Business Address
                             Uranium Energy
________________________________________________________________________________

Alan P. Lindsay               Director and                  2701-1500 Hornby St.
                              Shareholder                   Vancouver, B.C.
                                                            Canada V6Z 2R1

________________________________________________________________________________

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During the May and June 2006, Mr. Lindsay's wife sold an aggregate of 13,000 shares of Common Stock on the open market at prices ranging from $3.36 per share to $3.00 per share.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose described above in Item 3 above.

     Pursuant to the instructions for items (a) through (j) of Item 4, Mr. Lindsay has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Mr. Lindsay's wife has disposed of an aggregate 13,000 shares of Common Stock at prices ranging from $3.46 per share to $3.00 per share of Uranium Energy. Mr. Lindsay may consider the disposition of additional securities of Uranium Energy in the future but does not have any current plans to do so.

     (b) Mr. Lindsay does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Uranium Energy or to enter into extraordinary corporate transactions.

     (c) Mr. Lindsay does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Uranium Energy.

     (d) Mr. Lindsay does not have any present plans or proposals to cause a change in the present board of directors or in the management of Uranium Energy, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Mr. Lindsay does not have any present plans or proposals to cause a material change in the capitalization of Uranium Energy.

     (f) Mr. Lindsay does not have any present plans or proposals to make any other material change to the business or corporate structure of Uranium Energy.

     (g) Mr. Lindsay does not have any present plans or proposals to change Uranium Energy's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Uranium Energy by any person.

     (h) Mr. Lindsay does not have any present plans or proposals to cause Uranium Energy's common stock from not being quoted on the OTC Bulletin Board.

     (i) Mr. Lindsay does not have any present plans or proposals relating to a class of securities of Uranium Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Mr. Lindsay does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on June 27, 2006, Mr. Lindsay beneficially owned 2,080,787 shares, of which 600,000 are stock options exercisable into 600,000 shares of Common Stock at $0.50 per share and of which 174,500 shares are held of record by Mr. Lindsay's wife (or approximately 9.05% of the outstanding shares) of Uranium Energy's common stock.

     (b) Mr. Lindsay does not own any other common or preferred shares of Uranium Energy as of the date of this Schedule. Mr. Lindsay has the sole power to vote or to direct the voting of the 1,306,287 common shares of Uranium Energy.

     (c) As of June 27, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Uranium Energy equity securities had been engaged in by Mr. Lindsay.

     (d) To the best knowledge and belief of the undersigned, no person other than Mr. Lindsay has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Mr. Lindsay exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 27, 2006                   /s/ ALAN LINDSAY
___________________                       ____________
                                          Alan Lindsay